UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

CNPJ No. 32.785.497/0001-97

Public Company

NIRE 35.3.00531582

MINUTES OF THE BOARD OF DIRECTORS' MEETING

I.DATE, TIME AND PLACE: At September 22, 2023, at 7:30 p.m., by conference call.

II. CALL:Waived the previous call due to the presence, by conference call, of the totality of the members of the Board of Directors, pursuant to §1 and §2 of article 12 of the bylaws of Natura &Co Holding S.A. (“Company”).
III.QUORUM: All members of the Company's Board of Directors were present, namely: Guilherme Peirão Leal, chairman of the meeting and Co-President of the Board of Directors; AntônioLuiz da CunhaSeabra, Co-President of the Board of Directors; Pedro LuizBarreirosPassos, Co-President of the Board of Directors; Gilberto Mifano, independent director; Carla Schmitzberger, independent director; Andrew George McMaster Jr., independent director; Georgia Garinois-Melenikiotou, independent director; Bruno de Araújo Lima Rocha, independent director, e Maria EduardaMascarenhas Kertész, independent director. Was also present Mr. Moacir Salzstein, secretary of the meeting.

IV. BOARD: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V. AGENDA:To examine, discuss and deliberate on the following items:

(i)rectification of the total amounts of the tender offers in the foreign market by Natura &Co Luxembourg Holdings S.à r.l. (being each tender offer described herein being a “Tender Offer” and together the “Tender Offers”), as set forth in item “i” of the resolutions of Company's minutes of the board of directors meeting held on September 7, 2023 (“Board of Directors Meeting of 07.09.2023”);

(ii)ratification of the acquisition, under the Tender Offers, of the amount of (a) U.S.$549,999,000.00 (five hundred and forty-nine million nine hundred and ninety-nine thousand United States dollars) of the aggregate principal amount of the 2028 Notes; and (b) U.S.$330,000,000.00 (tree hundred and thirty million United States dollars) of the aggregate principal amount of the 2029 Notes;

(iii)       ratification of all other resolutions of the Board of Directors Meeting of 07.09.2023; and

(iv)authorization to Company's Officers or any Company's legal representatives to negotiate and enter into any and all documents necessary for the implementation and formalization of the above resolutions, as well as the ratification all acts already carried out by the Company's Officers and its legal representatives for the implementation and formalization of the above resolutions.

VI. RESOLUTIONS: The members of the Board of Directors, unanimously and without reservations, approved the foregoing:

(i)the rectification of the resolution contained in item “i” of the Board of Directors Meeting of 07.09.2023, which shall be read as follows:

“(i)    the performance of the tender offers in the foreign market by Natura &Co Luxembourg Holdings S.à r.l. (“Natura Lux”), in two separate and independent offers in the aggregate amount of (i) up to U.S.$550,000,000.00 (five hundred and fifty million United States dollars) aggregate principal amount, as it may be increased or decreased by Natura Lux, up to the outstanding amount of the 4.125% Sustainability-Linked Notes due 2028 issued by Natura Lux and which are guaranteed by the Company and Natura Cosméticos S.A. (“2028 Notes”); and (ii) up to U.S.$330,000,000.00 (tree hundred and thirty million United States dollars) of the aggregate principal amount, as it may be increased or decreased by Natura Lux, up to the outstanding amount of the 6.000% Senior Notes due 2029 issued by Natura Lux and guaranteed by the Company and Natura Cosméticos S.A. (“2029 Notes” and, together with the 2028 Notes, the “Notes”), each tender offer described herein being a “Tender Offer” and together the “Tender Offers”;”

(ii) the ratification of the acquisition, under the Tender Offers, of the amount of (a) U.S.$549,999,000.00 (five hundred and forty-nine million nine hundred and ninety-nine thousand United States dollars) of the aggregate principal amount of the 2028 Notes; and (b) U.S.$330,000,000.00 (tree hundred and thirty million United States dollars) of the aggregate principal amount of the 2029 Notes, purchased and/or to be purchased on the respective date of settlement of the Tender Offers, in accordance with the terms and limits set forth in item (i) above and other conditions set forth in the Offer to Purchase and Consent Solicitation Statement;

(iii)the ratification of all other resolutions of the Board of Directors Meeting of 07.09.2023; and

(iv)the authorization to Company's Officers or any Company's legal representatives to negotiate and enter into any and all documents necessary for the implementation and formalization of the above resolutions, as well as the ratification of all acts already carried out by the Company's Officers and its legal representatives to implement and formalize the above resolutions.

VII. CLOSING.The Chairman thanked everyone for attending the meeting and declared it closed, suspending early the meeting in order to draw up the minutes, which, having been read, discussed and found to be in order, were approved and signed by the board and the directors present.

I hereby certify that these minutes are a true copy of the original minutes recorded in the Company's books.

Moacir Salzstein

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: September 25, 2023